ITFT, INC.



ANNUAL REPORT

18400 Dembridge Drive
Davidson, NC 28036
704-787-4283
https://drivesoteria.com/

THE COMPANY

ITFT, Inc. (the "Company", "we" or "us") was formed on June 5, 2013 as a North Carolina corporation. Our mission is to improve the safety of drivers, passengers, and vehicles across the planet. Through product: Soteria, we are innovating the new philosophy and technology of automotive safety. Soteria is designed to prevent a driver from speeding, driving recklessly, or using particular mobile-applications on a cellphone. The Company has had very limited operations to date. For additional information on the Company, see the section titled "The Company and Its Business."

TABLE OF CONTENTS [to be updated]

This Annual Report on Form C-AR is dated April 5, 2019

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. All statements, other than statements of historical fact included in the Annual Report, may constitute forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans, and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in the Annual Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither the Company nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in its expectations. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

You should read the Annual Report with the understanding that the Company's actual future results, levels of activity, performance and events, and circumstances may be materially different from what the Company expects.

PROJECTIONS OR FORECASTS CONTAINED IN THE ANNUAL REPORT MUST BE VIEWED ONLY AS ESTIMATES. THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S ACTUAL PERFORMANCE WILL MATCH ITS INTENDED RESULTS.

RISK FACTORS

Described below are various risks and uncertainties that may affect the Company's business. If any of the risks described below actually occurs, the Company's business, financial condition or results of operations could be materially and adversely affected. **Please also consider additional risks discussed in our unaudited financial statements for the years ended December 31, 2018 and 2017 can be found starting on page F-1 to this Annual Report**

Expectation of Future Losses; Early Stage Corporation. The Company currently is not profitable. The Company anticipates that it will lose money in the foreseeable future, and the Company may not be able to achieve profitable operations. In order to achieve profitable operations, the Company needs to complete development of its initial product and achieve significant sales revenues in order to establish its customer base. The Company cannot be certain that its business will be successful or that it will generate significant revenues and become profitable.

No Experience or History of Operations or Earnings. The Company is wholly dependent on its ability to develop, market, and sell its products for future earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the shareholders will realize any return on their investment or that they will not lose their entire investment.

Need for Additional Funding. The Company may have substantial future cash requirements but no assured financing source to meet such requirements. To date, the Company has received no revenues from any sales of its products. The Company's continuing development activities will require a commitment of substantial additional funds. The Company's future capital requirements will depend on many factors, including continued progress in development programs, the magnitude of these programs, and the successful completion of technological, manufacturing, and marketing requirements. If adequate funds are not available, the Company may be required to delay, scale back, or eliminate its development programs.

The Company does not know whether additional financing will be available when needed or on terms favorable to it or to its shareholders. The Company may raise necessary funds through public or private equity offerings or debt financings, among other methods. To the extent that the Company raises additional capital by issuing equity securities, its shareholders will experience dilution. If the Company raises funds through debt financings, the Company may become subject to restrictive covenants.

Product Development. To date, the Company has created the proof of concepts and prototypes for its first generation of Soteria; however, the finalized product is still to be completed. The market for products such as those to be offered by the Company is characterized by rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards. The Company's success will depend partially on its ability to introduce the initial and new products and technologies continually and on a timely basis and to continue to improve the performance, features, and reliability of its products in response to both evolving demands of prospective customers and competitive products. If the Company is unable to develop and introduce its initial or subsequent products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results, and financial condition will be materially adversely affected.

There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction, or marketing of its initial product or new or enhanced products or that its new products will adequately satisfy the requirements of prospective customers and achieve significant acceptance by those customers. Delays in the introduction of new products may result in customer dissatisfaction and may delay or cause a loss of revenue. In addition, new products introduced by the Company may contain undetected errors that require significant design modifications. This could result in a loss of customer confidence, which could adversely affect the use of the Company's products and subsequently have a material adverse effect on the Company's business, results of operations, or financial condition.

Product Liability Claims and Recalls. The Company faces an inherent risk of exposure to product liability claims if the use of its products results, or is alleged to result, in personal injury and/or property damage. If the Company manufactures a defective product or if component failures result in damages that are not covered by warranty provisions, the Company may experience material product liability losses in the future. In addition, the Company may incur significant costs to defend product liability claims. The Company could also incur damages and significant costs in correcting any defects, may lose sales, and may suffer damage to its reputation. The Company currently does not maintain product liability insurance coverage but is in the process of reviewing terms. If the Company obtains such coverage in the future, it may not be adequate for all liabilities that the Company could incur and may not continue to be available in amounts and on terms acceptable to the Company. Significant product liability claims could have a material adverse effect on the Company's financial condition, results of operations, and cash flow. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with the Company products could have a material adverse effect on the Company's ability to successfully market its products.

The Company is subject to potential recalls of its products from customers to cure manufacturing defects or in the event of a failure to comply with applicable regulatory standards as well as potential recalls of components or parts manufactured by suppliers that it purchase and incorporate into its products. Significant product recalls could have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

No Marketing Experience, Sales Force, or Distribution Capabilities. If the Company is unable to recruit key personnel to perform these functions, the Company may not be able to commercialize its products successfully. The Company's ability to produce revenues ultimately depends on its ability to sell its products if and when development is complete. If the Company fails to establish successful marketing and sales capabilities or to enter into successful marketing arrangements with third parties, the Company's ability to generate revenues will suffer.

No Manufacturing Capability. To meet the Company's product cost goals, the Company intends to rely on outsourced manufacturing companies to produce its products. Any problems experienced by such suppliers could negatively affect the Company's operations.Any significant problems experienced by the Company's manufacturers or their suppliers could result in delays or interruptions in the supply of materials to the Company until the problem is cured or until the Company locates an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in the production and could negatively affect the Company's operations.

Protection of Proprietary Technology. The Company believes that its success will depend upon its ability to protect any proprietary technology that it develops. Other companies may develop similar or superior technologies and systems that may not be covered by the Company's intellectual property rights, may attempt to duplicate the Company's technology, or may design around the Company's technologies. The Company can make no assurances that it would have the financial resources to bring suits against third parties who may infringe on the Company's intellectual property rights.

Lack of Sales and Market Recognition. The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. While the Company believes its technology to be proprietary and believes that reasonable market penetration will provide market recognition, management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products will maintain the market acceptance. The Company's failure to design, develop, test, market, and introduce new and enhanced products and technologies successfully so as to achieve market acceptance could have a material adverse effect upon the Company's business, operating results, and financial condition.

Competition. Although the Company believes that the product it is developing will possess advantages, considerable competition in the market for the Company's product exists. Many of the Company's potential competitors have substantially greater financial, research and development, marketing, and other resources than the Company. Because of rapid technological changes that may occur in the industry, no assurances can be made that competitors will not develop products with superior technology or products with similar capabilities but at a lower cost to the industry that will render the Company's anticipated technology obsolete or noncompetitive.

Lack of Public Market; Illiquidity. There is no public market for shares of the Company's common stock, and the Company does not expect that such a market will develop in the near future. Securities offered and sold to the Company's shareholders pursuant to Section 4(a)(6) were subject to certain restrictions on transfer for the one-year period following the sale. See "Restrictions on Transfer." Shareholders may be unable to liquidate their investment immediately and should be prepared to hold their shares for at least one year, but potentially indefinitely.

Regulatory Approvals. The Company may be required to obtain permits from governmental authorities for certain operations. The Company cannot provide any assurances that it has been or will be at all times in complete compliance with such laws, regulations, and permits. If the Company violates or fail to comply with these laws, regulations, or permits, it could be fined or otherwise sanctioned by regulators.

Absence of Dividends. The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future.

Success is Highly Dependent on the Company's Current Management. The Company's success is highly dependent on Matthew Godley ("Mr. Godley"), the Company's founder and Chief Executive Officer ("CEO"). Mr. Godley has been the driving force behind the development of the Company's product. The loss of his services would have a material adverse effect on the Company's business. The Company has not obtained any "key man" insurance for Mr. Godley.

Need to Attract and Retain Key Employees. The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and technical personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Dependence on Consultants. The Company may become dependent upon consultants for one or more significant services integral to the development and marketing of its products. Should the Company be unable, for economic or other reasons, to continue to obtain timely services from such consultants or to obtain similar services from alternate service providers, such inability could have a material adverse effect on the Company's product development and marketing timetable.

Management Discretion as to Use of Proceeds. The Company's success will be substantially dependent upon the sole discretion and judgment of its management team with respect to the application and allocation of the proceeds raised from the Offering (as hereinafter defined) or any other offerings made by the Company.

Control by Majority Shareholder and Small Group of Preferred Shareholders. The common stock of the Company is 100% owned by Mr. Godley, its CEO. The preferred stock is owned by a small number Therefore,

Mr. Godley is now and will in the future be in a position to elect or change the members of the Company's board of directors (the "Board") and to control the Company's business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets, and the issuance and sale of the Company's shares. The Company also may be prevented from entering into transactions that could be beneficial to the other shareholders without Mr. Godley's consent. Mr. Godley's interests may differ from the interests of the Company's other shareholders.

The Company has limited Independent Directors. The Board currently has three members, Mr. Godley, who is the Company's controlling shareholder and CEO, Dr. James Bartlett Godley, Jr. ("Dr. Godley"), who is the father of the Company's CEO and husband to the Company's Secretary, and Mary E. Hooten Williams, who is an independent director. This Board structure could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. However, the Company does benefit from the advantages of having at least one independent director, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, and having extra checks and balances to prevent fraud and produce reliable financial reports.

Insider Transactions. The Company has entered into material transactions with Mr. Godley, Dr. Godley and certain family members. Since inception, the Company has relied heavily on loans and capital contributions from Mr. Godley, Dr. Godley and certain family members. The Company can provide no assurances that the terms of the transaction were as favorable to the Company as those generally available from unaffiliated third parties, nor can the Company provide any assurances that such related parties will continue to provide financing to the Company in the future to fund its operations. Additionally, there is the possibility that the loans from Mr. Godley, Dr. Godley and certain family members could be converted into shares of capital stock of the Company in the future.

Loss of Investment. Anyone investing in shares of the Company's common stock should be able to withstand the loss of his, her, or its entire investment and should understand that such a possibility exists.

Availability of Information. The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, investors may not have access to information to which they would have access if the investment were made in a publicly-held company whose offering was issued under the Securities Act and the reporting regulations provided by the Exchange Act.

THE COMPANY AND ITS BUSINESS

Our Company

The Company was formed on June 5, 2013, as a North Carolina corporation and has been developing its technology since that time. The Company initially referred to this technology as the Safe Driving System, but subsequently changed the name to Proxi and now, to Soteria, for branding purposes. The Company has had limited operations to date.

Description of the Company's Business

Overview of Soteria

Soteria is an innovative, patented technology designed to mitigate unsafe driving in four key ways: limit access to distracting mobile applications ("apps") by a new app-locking method, detect speeding and reckless driving in real-time, perform speed prevention to disallow excessive speeding on any road with a posted speed limit, and communicate accident alerts and other data events or activity to the app administrator. The technology allows the circle administrator to program whether to receive a notification when a driver is speeding, driving recklessly, and/or using certain apps on their cellphone while driving or, in the case of speeding or using certain apps, to prevent the driver from taking such actions. Additionally, Soteria will also have the capability to locate the vehicle in live-time using GPS and automatically alert an assigned contact in the event of an accident. The technology includes both a device that plugs into the automobile and a mobile-app that the Company intends to offer for mobile phones or an online portal that will allow the administrator to access the automobile's system.

In the future, the Company intends to create a panic button that can alert police or emergency personnel and to even begin recording video and audio of an incident to document events. The "emergency button" feature allows ride-sharing drivers and passengers to increase their level of safety. If the driver feels endangered, they can press the emergency button to automatically notify their ride-sharing headquarters and police that they are in danger at a specific location.

Additionally, if a passenger feels in danger and they press the emergency button, the technology is designed to cause the same alert to be sent to the ride-share headquarters and to police and will gradually cause the vehicle to come to a complete stop to allow the passenger to safely exit.

In April 2016, the Company was awarded a patent in the United States. Additionally, the Company received a notice of allowance for its patent in China in October 2017, in Japan in May 2017 and in Australia in January 2019. The Company has pending patent applications in other international jurisdictions, including the EU, Brazil, Canada, and India, for our technology.

Our patents also cover Breathalyzer and camera modules which may be added into future feature sets of the technology. The proposed Breathalyzer feature will be programmable to prevent a driver from driving his or her vehicle with a blood alcohol concentration that is above the legal limit or underage drinking and driving. The Breathalyzer sensors will be embedded in the steering wheel of the vehicle. If the driver is under the legal drinking age and their blood alcohol concentration is anything above zero, the car will not start. The Company intends to design and develop these features, potentially in future generation models.

The Technology

Soteria is designed to work based on a communications link between a smartphone and a Dongle (POD) that is plugged into the OBDII-CAN port of the vehicle. Every vehicle manufactured since 1996 has an OBDII port, which is commonly located beneath the steering wheel of the automobile. This communication link is achieved with a Bluetooth communications connection with the smartphone and Dongle. The connector integrates with the control network in the automobile (the CAN bus operating system) that allows components like electronic fuel injection, automatic transmission, and anti-lock braking systems to communicate with each other.

The app is designed to allow the circle administrator to select the apps and car controls allowed to be available while the user or a family member or employee of the user is behind the wheel. For example, it can be programmed to block distracting mobile apps, limit vehicle speed, and send speed notifications that are adaptive to each road with posted speed limits. In addition, the system can send real-time accident notifications of a collision to the administrator of the app that contains the GPS location and time of the accident. This notification will also include the option to call for emergency assistance to report to the scene of the accident for immediate help.

Sophisticated firmware algorithms and hardware interpret data sent from the vehicle such as speed, direction, driving style, location, and G-meter data through a closed loop communications connection between the smartphone and its preprogrammed data instructions set by each administrator. The device and/or phone of a driver will then send these preprogrammed limits back to the vehicle's Engine Control Unit (ECU). For example, if the speed of the vehicle exceeds a predefined speed limit in a given location (based on the speed limit for that location via GPS), then, in response to the vehicle exceeding the smartphone's algorithm, the device or mobile-app on the phone will command the vehicle's ECU to reduce the vehicle's speed. For reckless driving, the administrator will be notified via the mobile-app that the vehicle was involved in a specific reckless driving event (rapid acceleration, hard braking, and/or excessive swerving.

Prototype Development

The Company engaged Voler Systems ("Voler") and V2 Solutions to develop and design the hardware and software prototypes of Soteria. Voler is a provider of integrated design, development, and risk assessment of new devices for medical, industrial, and instrumentation applications. Please see "The Team" for additional information on Voler. The Company's contract mechanical engineer, Radius Motorsports Engineering, Inc. ("RME"), was also heavily involved in the development of the prototypes. RME is an engineering based company with over 35 years of product development and consulting in the automotive and motorsports industry who has been working periodically with the Company since 2013. Finally, the Company engaged V2 Solutions to develop the mobile-app for Proxi. V2 Solutions has been contracted to build the Soteria Cloud and Soteria potal (on-line). V2 Solutions is a technology firm headquartered in Silicon Valley and founded in 2003 with over 500 employees that provides technology solutions such as product metadata services and real-time responsive web and mobile applications.

The Company engaged Foundation Technologies, LLC ("Foundation") to assist with the preparation of a comprehensive pilot program conducted prior to bringing Soteria to market, as well as the ultimate production of Soteria. Foundation also is contracted to develop the embedded hardware software and the building of new Soteria hardware. Foundation is currently developing diagnostic software for the automotive industry utilizing the latest in Microsoft technologies (.NET, C#, XML, XAML, WPF). Additionally, Foundation is creating products for the marine and industrial industries that leverage its proprietary embedded hardware/software and enable PC's and mobile phones to communicate wirelessly with CAN based networks.

ITFT Annual Report and Business Update

We file our annual report (Form C-AR) no later than April 30th of each year. We also attempt to update shareholders who participated in the Offering of certain significant caproate events.

Here is a brief business update of events that have occurred since we filed our 2017 annual report:

- We completed a pilot program with a private school in North Carolina.
- We completed a pilot program with a school district in West Virginia.
- We completed our third pilot program with a school district in North Carolina.
- Our three pilot programs validated the first generation features of Soteria and generated more than 70,000 miles of user data.
- We filed for the Trademark of Soteria, which our marketing and branding team deemed as the best name for our technology.
- We entered into an Engineering Consulting Agreement with Foundation Technologies to provide engineering services to complete hardware and software developments for our pilot programs.
- We entered into a Consortium Pricing Agreement with CESA Purchasing to enable its members to purchase Soteria.
- We raised $250,000 in additional working capital under proceeds from a convertible note and a series seed offering described in more detail below.
- We entered into a Business Partnership Agreement with Association of Educational Service Agencies to become directly acquainted with over 470 organizations (94%) of all ESA's nationwide and their purchasing directors.
- We have presented to groups in Colorado, West Virginia, South Carolina, Wisconsin, New Hamphire and Washington DC (representing 11 states).
- We renovated our website and marketing materials for customers to visit and gain familiarity with Soteria as well as using as a platform to place purchase orders.
- We refinanced a portion of our outstanding debt and obtained a new line of credit on favorable terms (as described below).

During 2019, we intend to continue to invest in the commercialization of Soteria and expanded design and development of the next generation of our device and software improvements. The first generation of Soteria is expected to be available for market no later than the second quarter of 2019 and we are actively pursuing sales and orders with student transportation, commercial fleets, municipal fleets, insurance companies, as well as with individual purchasers.

The following provides additional information about events related to raising additional working capital and refinancing our debt.

Initial Capital Raise

Beginning on March 5, 2018, ITFT raised approximately $200,000 of additional working capital through the offer and sale of Convertible Promissory Notes (**"Bridge Notes"**) issued by ITFT in a private placement offering. In addition, ITFT increased its board size to three directors with Matthew H. Godley, Mary H. Williams, and James B. Godley Jr. each serving as the initial directors of ITFT.

Conversion of Bridge Notes and Restatement of Charter

On May 30, 2018, ITFT converted the amounts then-outstanding under the Bridge Notes into a newly created class of ITFT stock (**"Conversion"**), known as Series Seed Preferred Stock (the "**Series Seed**"). In connection with the Conversion, ITFT amended and restated its Articles of Incorporation (**"Restated Articles"**) with the NC Secretary of State in order to establish the rights, privileges and preferences of the Preferred Stock. ITFT issued 18,679 shares of Series Seed to the holders of the Bridge Notes in connection with the Conversion at a price equal to $10.75 per share.

Subsequent Capital Raise/Second Restatement of Charter

On October 5, 2018, ITFT filed Articles of Correction with the NC Secretary of State to resolve a clerical error that inadvertently occurred by omitting Article VII from the Restated Articles. In addition, ITFT raised approximately $50,000 of additional working capital in a follow-on private placement offering ("**Subsequent Transaction**"). In connection with the Subsequent Transaction, on October 19, 2018, ITFT amended and restated the Restated Articles ("**Second Restated Articles**") in order to incorporate an additional protective provision for the holders of Series Seed. ITFT issued 4,651 shares of Series Seed in connection with the Subsequent Transaction at a purchase price equal to $10.75 per share.

We generally refer to the initial capital raise through the issuance of the Bridge Notes, the Conversion and Subsequent Transaction as the "**Series Seed Financing**."

Refinancing

On February 28, 2019, the Company refinanced our outstanding promissory note with Dr. Godley and obtained an additional $315,000 line of credit from Dr. Godley. See "Related Party Transactions" below.

Regulation Crowdfunding Offering

On January 3, 2017, the Company launched a crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "1933 Act"), and Regulation Crowdfunding (the "Offering"). The Offering was conducted on the crowdfunding portal accessible at www.startengine.com and each subdomain thereof (the "Site"), which is owned by StartEngine Crowdfunding, Inc. ("StartEngine Crowdfunding") and operated by StartEngine Crowdfunding and its wholly-owned subsidiary, StartEngine Capital, LLC ("StartEngine Capital" and, collectively with StartEngine Crowdfunding, "StartEngine"). The Company raised net proceeds of $121,475 through the Offering in exchange for the issuance of 17,001 Series B Non-voting Common Stock, no par value ("Non-voting Common Stock"). The proceeds received were net of costs incurred in connection with the Offering.

Employees

The Company has no full-time employees other than Mr. Godley, its CEO. As of the date hereof, the Company has not entered into an employment agreement with Mr. Godley; however, the Company may enter into an employment agreement with Mr. Godley in the future. The Company also intends to hire other full-time employees as its business develops and grows.

THE TEAM

Directors and Officers

Name	Position
Matthew Godley	CEO and Director
Cindy Godley	Secretary
Perry Williams	Director of Business Development
Dr. James Bartlett Godley, Jr.	Director
Mary E. Hooten Williams	Director

Biographies of Directors and Officers

Matthew Godley is the founder of the Company and has served a member of the Board and CEO since the Company's inception. Previously, Mr. Godley served as the owner of and driver for Matthew Godley Motorsports from 2005 to 2011. Mr. Godley holds a BA in Economics from Denison University.

Cindy Godley has served as the Secretary since the Company's inception. Ms. Godley has 30 years of experience in dentistry and currently serves as Treatment Coordinator for J.B. Godley, Jr., DDS, PA. Ms. Godley holds a degree in Dental Hygiene Associate in Science from Central Piedmont Community College.

Perry D Williams has served as our Director of Business Development since May 2018. He is responsible for market research and analysis, assisting company by acquiring new customers, detailed competitive landscape for competing firms, assisting in the review of company financial documentation. Mr. Williams graduated in 2017 from Otterbien University with a BA degree in Economics, Minors- Business Management, Finance and International Business. Before joining the Company, Mr. Williams worked with the executive team at Hooten Equipment Company. Mr. Williams is the son of Mary Williams, who is a member of our Board of Directors.

Dr. James Bartlett Godley, Jr. has served as a member of the Board since 2018. Since 1988, Dr. Godley has run his Adult Health Centered Private Practice in Huntersville, North Carolina. Before owning his own practice, he was an Associate DDS for two private practices in Charlotte, NC from 1985-1988. Dr. Godley received a BA in Biology and Minor in Chemistry from Elon University in 1981. He continued his education and received his Doctorate of Dental Surgery from the University of North Carolina School of Dentistry in 1985.

Mary E Hooten Williams has served as a member of the Board since 2018. Since 1994, Mrs. Williams has served as the Vice President and Treasurer of the Virginia Street Corporation. She has also served as Manager of Hooten Properties, LLC since 2004. Throughout her career, Mrs. Williams has served on the board for Capital State Bank, City National Bank, and City Holding Company. Between 1984 and 1986, Mrs. Williams worked as the Communications Coordinator and Assistant for Governor Arch A. Moore Jr. Mrs. Williams earned a B.A. degree in Journalism from Marshall University in 1984.

Board of Advisors

John Hondros has served as a member of the Board of Advisors since 2016 after serving as an informal advisor since 2014. Mr. Hondros has served as a Senior Vice President, Managing Director of SunTrust Bank since 2004, where he founded the SunTrust Bank Sports & Entertainment Group. Before that time, he held management positions in RBC Centura Bank and BB&T. Mr. Hondros holds a BA in Public Administration from Elon University and is a graduate of the Wake Forest University BB&T Banking School.

Consultants

The Company entered into consulting agreements with John Hondros, Thomas Steding, Ken Mosher ("Mosher") and Walter Maclay (collectively, the "Consultants") for the provision of certain services to the Company in connection with the development of the prototypes. As compensation for such consulting services, each of the Consultants was awarded an option to purchase a certain number of shares of Non-voting Common Stock in the Company under the Plan (as hereinafter defined). As of the date hereof, only the consulting agreement with Mosher has been extended while all of these consulting agreements (except with Mr. Mosher) have either been terminated or expired in accordance with their terms. Mr. Mosher's agreement has not been terminated but he only provides us services on an hourly basis (and has not done so recently).

We have also engaged Perry Williams to serve as Director of Business Development under the terms of a consulting agreement, which terminates in May 2020 (subject to renewal), but does not currently call for payment of any cash or equity retainer.

Related Party Transactions

On December 9, 2016, the Company and Dr. Godley entered into a $300,000, subsequently increased to $369,500, revolving promissory note for advances commencing on January 1, 2016. Dr. Godley is the father of the Company's CEO and husband to the Company's Secretary. This note bears interest at 2% per annum with principal and interest was due on December 9, 2018. On February 28, 2019, the Company refinanced this promissory note by increasing the maximum amount borrowable was increased to $700,431, increasing the interest rate increased to 5% per annum and the extending the due date of principal and interest extended to February 28, 2022. At the time of extension, total principal and interest due was $385,431. The Company subsequently has borrowed an additional $100,000 on the promissory note. In addition, the amended promissory note is convertible anytime by the holder into Series B common stock at a price determinable by the Company's board of directors. As of December 31, 2018 and 2017, this promissory note had a balance due of $369,500 and $369,500, respectively. As of December 31, 2018 and 2017, accrued interest on this promissory note included within accrued interest -related parties on the accompanying balance sheets was $14,737 and $7,437, respectively.

During 2017 Mr. Godley, the Company's CEO, loaned monies under a revolving promissory note for which a maximum of $45,000 in borrowings was made available. The note bears interest at 2% per annum with principal and interest due on October 31, 2020. As of December 31, 2018 and 2017, principal amounts due were $14,305 and

$10,820 respectively. As of December 31, 2018 and 2017, accrued interest on the promissory note included within accrued interest -related parties on the accompanying balance sheets was $347 and $44, respectively.

The Godley family has also made capital contributions totaling $0 and $1,282 for the fiscal years ending December 31, 2018 and 2017, respectively.

The Company previously engaged Voler to design the prototypes. Mr. Maclay, the Company's former interim CTO, is President and Founder of Voler. The Company paid $137,831 to Voler as compensation for the design and development of the prototypes pursuant to the design proposal entered into with Voler.

We have engaged Perry Williams, who is the son of one of our Directors and Series Seed Investor, to serve as Director of Business Development.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below sets forth information as of April 20, 2018 for each person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	Class of Securities	Number of Shares	% of Voting Power
Matthew Godley	Series A Voting Common Stock	863,500	100%

Classes of Securities

The table below sets forth capitalization information as of the date hereof.

Series	No. of Shares Authorized	No. of Shares Outstanding	Voting Rights
Series A Voting Common Stock	17,270,000	863,500	Yes
Series Seed Preferred Stock	37,210	23,330	Yes
Authorized but Undesignated Preferred	6,870,790	--	TBD
Series B Non-voting Common Stock	17,270,000	17,001	No

Capital Stock

Voting Rights. The holders of shares of the Company's Series A voting common stock, no par value per share ('**Series A Voting Common Stock**" or the "**Voting Common Stock**") and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law. The holders of Series Seed may cast the number of votes equal to the number of whole shares of Series A Voting Common Stock into which the shares of Series Seed held by such holder are convertible. The Series Seed votes together with the Class A Common Stock on an "as-converted" basis on all matters submitted to the shareholders of the Company. Approval of a majority of the Series Seed Preferred Stock (provided at least 25% is outstanding) required to (i) adversely change rights of the Series Seed; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Series Seed; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; (vi) change the number of directors; (vii) liquidate or dissolve, including any change of control or (viii) lend or borrow any funds in excess of $1,000,000 in the aggregate.

Dividends. The Company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of Series Seed shall first receive a dividend or a series of dividends on each then outstanding share of Series Seed in an amount at least equal to the Original Issue Price. Thereafter, the Company will declare all dividends pro rata on the Common Stock and the Series Seed on a pari passu basis according to the number of shares of Common Stock held by such holders. At such time, the holders of Series Seed will participate with the Common Stock on an "as converted" basis. Subject to preferences that have been granted to any then outstanding preferred stock (including the Series Seed), holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor as well as any distributions to the shareholders.

The payment of dividends on the capital stock of the Company will be a business decision to be made by the Board from time to time based upon the results of the Company's operations and its financial condition and any other factors that the Board considers relevant. Payment of dividends on the capital stock of the Company may be restricted by law and by loan agreements, indentures, and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, any proceeds will first be paid to the holders of Series Seed in an amount equal to one times (1x) the original issue price per share plus accrued and unpaid dividends (subject to customary adjustments for changes in capitalization including a stock dividend, stock split or reorganization), with the balance of such proceeds paid to the holders of Common Stock. The holders of Series Seed may instead elect to participate with the Common Stock on an "as-converted" basis. A merger, consolidation, sale, lease, transfer or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above. In the event of the Company's liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of the its assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Appraisal Rights. Appraisal rights (also referred to as dissenters' rights in some jurisdictions) are a statutory remedy available to shareholders who object to, or abstain from voting for, certain extraordinary actions taken by the corporation (such as mergers). This remedy typically allows shareholders who abstain or vote against an extraordinary corporate action to require a corporation to repurchase its stock at a price equivalent to its fair market value immediately before such action. The North Carolina Business Corporation Act was recently amended to provide holders of nonvoting shares statutory appraisal rights.

Other Rights; Absence of Assessments. Holders of Common Stock have no preferential, preemptive, conversion, or exchange rights, except as follows: In the event that the Company closes on a IPO of its stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off agreement. In the event that the Company conducts an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with the Company's Amended and Restated Articles of Incorporation (the "Articles") and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and nonassessable.

Modification of Rights, Preferences, and Limitations. The Company may modify the rights, preferences, or limitations of the Non-voting Common Stock by enacting an amendment to the Articles. Any such amendment would require the approval by the Board, a majority of the outstanding shares of Common Stock, and a majority of the outstanding shares of the Non-voting Common Stock voting as a separate voting group. Similar voting requirements exist for amendments to the Articles to make certain other changes to the Company's capitalization affecting the Non-voting Common Stock, including changing the number of authorized shares of Non-voting Common Stock or effecting a reclassification, stock split, or reverse stock split of the issued and outstanding shares of Non-voting Common Stock.

Series Seed Preferred Stock

The Company authorized the issuance of 37,210 shares of the Company's Series Seed Preferred Stock, 13,880 shares of which remain available for issuance. The Series Seed have the following rights in addition to those outlined above.

Conversion. The Series Seed will be convertible into Common Stock at any time, in whole or in part, at the option of the holders of such Series Seed. Each share of Series Seed will be convertible into one share of Common Stock (subject to customary adjustments for changes in capitalization including a stock dividend, stock split or reorganization) based upon an initial conversion price equal to the original issue price per share. The Series Seed will automatically convert into Series A Voting Common Stock on the same basis as described in the Optional Conversion section above upon (i) the approval of the holders of a majority of the outstanding Series Seed or (ii) the closing of an underwritten public offering.

Board of Directors. For so long as at least 25% of the Series Seed remains outstanding, one (1) director will be elected by the holders of a majority of the Series A Voting Common Stock, one (1) director will be elected by the holders of a majority of the Series Seed and one (1) director will be elected by mutual consent.

Drag-Along. In the event that a Deemed Liquidation Event is approved by the holders of a majority of the Series A Voting Common Stock then-outstanding and the holders of a majority of the Series A Voting Common Stock then issued or issuable upon conversion of the Series Seed then-outstanding, then each Shareholder will be required to vote all shares of capital stock of the Company owned by such Shareholder in favor of such Deemed Liquidation Event and to execute and deliver all related documentation.

Future Rights. The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Blank Check Preferred Stock

The Company's Articles authorize the issuance of an additional 6,870,790 shares of preferred stock ("**Preferred Stock**") of an undesignated class or series, the voting rights, designations, preferences, rights and qualifications, limitations or restrictions of which may be expressly determined by the Board without approval by the Company's shareholders. Such Preferred Stock is commonly referred to as blank-check preferred stock.

Blank-check preferred stock can be used to raise additional funds or as an anti-takeover defense. In connection with raising additional capital, the Board has the authority to establish a class or series of Preferred Stock with designations, preferences, rights, and qualifications senior to the Non-voting Common Stock without approval by the Company's shareholders, including the holders of Non-voting Common Stock. The inclusion of a blank-check preferred stock provision can also be used as an anti-takeover defense as the Board can use it to create a new series of preferred stock that may have special voting, conversion, or control rights that could make a takeover more difficult.

2016 Stock Incentive Plan and Outstanding Option Awards

The Company may issue equity awards, including (but not limited to) options, restricted stock, and restricted stock units, to employees, officers, directors, and consultants and advisors under its 2016 Stock Incentive Plan, as amended (the "Plan"). The Company has currently reserved a total of 86,350 shares of Non-voting Common Stock for awards under the Plan.

The Company issued stock option awards (the "Awarded Options") to the Consultants pursuant to separate consulting agreements. As of the date hereof, 25,704 of the Award Options are vested and exercisable.

Other Agreements to Issue Securities

The Company entered into an issuer engagement and posting agreement with StartEngine (the "StartEngine Agreement") to host the Offering on the Site, pursuant to which the Company agreed to pay StartEngine a fee of 5% of the proceeds of the Offering in the form of either cash or shares of Non-voting Common Stock (based on the same per share price as applicable to the Offering) at the sole discretion of StartEngine. As consideration for the services rendered by StartEngine under the StartEngine Agreement, the Company paid $9,493.42 to StartEngine in cash.

The Company previously entered into a crowdfunding marketing agreement with Command Partners, LLC ("Command Partners"), which was subsequently amended by a letter agreement between the parties, under which Command Partners agreed to provide marketing and advertising services to the Company (the "Marketing Agreement"). In addition to a monthly cash fee for these services, the Company agreed to issue to an affiliate of Command Partners warrants to purchase shares of Non-voting Common Stock at a price of $10 per share upon the achievement of certain marketing-related milestones set forth in the letter agreement (collectively, the "Company Obligations"). On July 11, 2017, the Company and Command Partners entered into a letter agreement terminating the Marketing Agreement effective as of June 29, 2017 (the "Termination Letter"). The Termination Letter contained mutual releases among the parties for their respective obligations under the Marketing Agreement, including a release by Command Partners for all of the Company Obligations due to Command Partners by the Company.

What it Means to be a Minority Holder

Minority holders of the Company's Non-voting Common Stock have limited ability, if any, to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an IPO, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

For the one-year period following issuance of shares of the Company's common stock in the Offering, such shares may not be transferred, unless such securities are transferred:

1. to the Company;
2. to an accredited investor;
3. as part of an offering registered with the SEC; or
4. to a member of the family of the original purchaser's family or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our unaudited financial statements for the years ended December 31, 2018 and 2017 can be found starting on page F-1 to this Annual Report.

Financial Condition

Results of Operations for the Years Ended December 31, 2018 and 2017

Revenue. For the years ended December 31, 2018 and 2017, the Company generated no revenue.

Operating Expenses. Operating expenses for the years ended December 31, 2018 and 2017 were $218,887 and $480,790, respectively. The decrease was due to lower expenditures for research and development of Soteria and lower stock based compensatory expenses , during the current year, as compared to the prior year.

Other Expense. Other expense for the years ended December 31, 2018 and 2017 were $8,751 and $7,391, respectively, which consisted entirely of interest expense.

Liquidity and Capital Resources

The Company had net cash of $51,722 and $489 at December 31, 2018 and 2017, respectively.

During the years ended December 31, 2018 and 2017, the Company used cash flows from operations of $202,250 and $354,422, respectively. The cash used was primarily driven by the Company's net loss which was a result of expenditures in connection with the research and development of its intended products.

Cash provided by financing activities during the years ended December 31, 2018 and 2017, was $253,483 and $335,577, respectively. Throughout the year of 2018, the Company relied on working capital funding from additional debt financing provided by Mr. Godley, the Company's CEO, as well as the proceeds received by the Company from the Offering. During 2018, the Company relied on working capital funding from additional debt financing provided by Mr. Godley, the sale of the Bridge Notes and the Series Seed Financing.

The Company used, or will use, the net proceeds of the Offering and the proceeds from the financings described herein to fund the completion of product development and testing of the Soteria prototype, to prepare a comprehensive pilot program before bringing the the product to market and to pay for expenses associated with commercial launch of Soteria. The Company intends to seek additional financing to continue to commercialize the Soteria and to grow its business. The Company cannot assure that it will have sufficient capital to finance its growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future until sufficient revenues are generated to cover operating costs.

Going Concern and Management's Plans

As discussed above, the Company has relied heavily on related party debt financing and the proceeds received from the Offering and the other financings described herein for working capital, and has incurred operating losses since inception. The above matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from the Refinancing and additional debt and/or equity offerings. If the Company cannot raise additional short-term capital, the Company may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of the Company's planned development, which could harm its business, financial condition and operating results. The balance sheet does not include any adjustments that may result from these uncertainties.

Tax Election

The Company was previously a corporation taxed as an S-Corporation. The Company revoked this election prior during the first quarter of 2017 for the year ending December 31, 2017.

Indebtedness

Since Inception, the CEO has funded a significant portion of its operations through capital advances received from a related party or from the CEO. As of December 31, 2018 and 2017, one of the Company's outstanding promissory notes had a balance due of $369,500 and $369,500, respectively. As of December 31, 2018 and 2017, accrued interest on this promissory note included within accrued interest -related parties on the accompanying balance sheets was $14,737 and $7,437, respectively. This promissory note was refinanced subsequent to December 31, 2018. As of December 31, 2018 and 2017, principal amounts due under a second promissory note were $14,305 and $10,820 respectively. As of December 31, 2018 and 2017, accrued interest on this promissory note included within accrued interest -related parties on the accompanying balance sheets was $347 and $44, respectively.

See "Related Party Transactions" for more details of the outstanding indebtedness.

Exempt Offerings

The Company has conducted the following exempt offerings within the past three years:

Date of offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
January – February 2016	Rule 701 of the Securities Act	Nonstatutory Options	26,424 shares underlying options	N/A
December 9, 2016	Section 4(a)(2) or Rule 506 of Regulation D thereunder	Revolving Promissory Note	Up to $369,500 in aggregate principal amount	Working Capital
January 31, 2017	Rule 701 of the Securities Act	Nonstatutory Options	8,088 shares underlying options	N/A
April 3, 2017	Regulation Crowdfunding	Series B Common Stock	17,001 shares	Development and commercialization of the product prototypes
November 1, 2017	Section 4(a)(2)	Revolving Promissory Note	Up to $45,000 in aggregate principal amount	Working Capital
March 5, 2018	Section 4(a)(2)	Convertible Debt	Up to $500,000 in aggregate principal amount	Working Capital
June and October, 2018	Section 4(a)(2)	Series Seed Preferred	23,330 shares	Working Capital
February 2018	Section 4(a)(2)	Revolving Promissory Note	Up to $$700,431 in aggregate principal amount	Working Capital

Valuation Methodology

We have not undertaken any efforts to produce a formal valuation of the Company, nor has it received an independent, third-party valuation of the Company as of the date of this Annual Report. The price of any shares offered and sold by the Company reflects the opinion of the Company's CEO and Board of Directors, with the counsel of members of the Board of Advisors, as to what a fair value would be based on global industry valuation reports, peer group product comparisons, and prior arms'-length negotiations with prospective venture capital investors.

PLAN OF OPERATIONS

During 2019, we intend to continue to invest in the commercialization of Soteria and expanded design and development of the next generation of our device and software improvements. The first generation of Soteria is expected to be available for market no later than the second quarter of 2019 and we are actively pursuing sales and orders with student transportation, commercial fleets, municipal fleets, insurance companies, as well as with individual purchasers.

REGULATORY INFORMATION

The Company is:

- Organized under, and subject to, the laws of a state or territory of the United States or of the District of Columbia;
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
- Not an investment company registered or required to be registered under the Investment Company Act of 1940;
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding; and
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Disqualification

Neither the Company nor any of its officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 each year (or the following business day if April 30 falls on a Saturday, Sunday, or holiday). Once posted, the annual report may be found on the Company's website at http://itftsolutions.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. it has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS INDEX

ITFT, Inc.
Index to Financial Statements
(Unaudited)

ITFT, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017
(Unaudited)

	2018	2017
Assets		
Current assets		
Cash	$ 51,722	$ 489
Current assets	51,722	489
Total assets	$ 51,722	$ 489
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accounts payable and accrued expenses	$ 80	$ 9,435
Accrued interest - related parties	-	7,391
Note payable to related party	-	369,500
Current liabilities	80	386,326
Note payable to related parties	383,805	10,820
Accrued interest - related parties	15,084	-
Total liabilities	398,969	397,146
Commitments and contingencies	-	-
Stockholder's Deficit		
Preferred stock; no par value; 6,870,790 and 6,908,000 shares authorized; and 0 shares issued and outstanding at December 31, 2018 and 2017, respectively	-	-
Series Seed preferred stock; no par value; 37,210 shares authorized; 23,330 and 0 shares issued and outstanding at December 31, 2018 and 2017, respectively	250,979	-
Series A Voting Common stock; no par value; 17,270,000 shares authorized; 863,500 shares issued and outstanding at December 31, 2018 and 2017	1,000	1,000
Series B Non-Voting Common stock; no par value; 17,270,000 shares authorized; 17,001 shares issued and outstanding at December 31, 2018 and 2017	121,475	121,475
Additional paid-in capital	425,535	399,466
Accumulated deficit	(1,146,236)	(918,598)
Total stockholder's deficit	(347,247)	(396,657)
Total liabilities and stockholder's deficit	$ 51,722	$ 489

See accompanying notes to the financial statements.

ITFT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Unaudited)

	2018	2017
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating expenses:		
General and administrative (including stock based compensation of $26,069 and $141,859, respectively)	95,340	201,253
Sales and marketing	38,372	39,043
Research and development	85,175	240,494
Total operating expenses	218,887	480,790
Operating loss	(218,887)	(480,790)
Other income (expense):		
Interest expense	(8,768)	(7,391)
Other income	17	-
Total other expense	(8,751)	(7,391)
Loss before provision for income taxes	(227,638)	(488,181)
Provision for income taxes	-	-
Net loss	$ (227,638)	$ (488,181)

See accompanying notes to the financial statements.

ITFT, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Unaudited)

	Series Seed Preferred Stock		Series A Voting Common Stock		Series B Non- Voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2016	-	$ -	863,500	$ 1,000	-	$ -	$ 256,325	$ (430,417)	$ (173,092)
Contributed capital	-	-	-	-	-	-	1,282	-	1,282
Sale of common stock for cash	-	-	-	-	17,001	121,475	-	-	121,475
Stock-based compensation	-	-	-	-	-	-	141,859	-	141,859
Net loss	-	-	-	-	-	-	-	(488,181)	(488,181)
December 31, 2017	-	-	863,500	1,000	17,001	121,475	399,466	(918,598)	(396,657)
Sale of preferred stock for cash	4,651	49,998	-	-	-	-	-	-	49,998
Convertible notes converted into Seri	18,679	200,981	-	-	-	-	-	-	200,981
Stock-based compensation	-	-	-	-	-	-	26,069	-	26,069
Net loss	-	-	-	-	-	-	-	(227,638)	(227,638)
December 31, 2018	23,330	$ 250,979	863,500	$ 1,000	17,001	$ 121,475	$ 425,535	$ (1,146,236)	$ (347,247)

See accompanying notes to the financial statements.

ITFT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Unaudited)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (227,638)	$ (488,181)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	26,069	141,859
Changes in operating assets and liabilities		
Accounts payable and accrued liabilities	(8,374)	(15,581)
Accrued interest - related parties	7,693	7,481
Net cash used in operating activities	(202,250)	(354,422)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable to related parties	3,485	212,820
Proceeds from convertible notes payable	200,000	-
Contributed capital	-	1,282
Proceeds from common stock offering	-	121,475
Proceeds from Series Seed stock offering	49,998	-
Net cash provided by financing activities	253,483	335,577
Increase (decrease) in cash and cash equivalents	51,233	(18,845)
Cash and cash equivalents, beginning of year	489	19,334
Cash and cash equivalents, end of year	$ 51,722	$ 489
Supplemental disclosures of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Convertible notes and accured interest converted into Series Seed Preferred Stock	$ 200,981	$ -

See accompanying notes to the financial statements.

ITFT, INC.
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

ITFT, Inc. (the "Company" or "ITFT") was originally formed as a North Carolina business corporation on June 5, 2013. Effective January 1, 2017, the Company converted from a Subchapter S corporation to a C corporation. The Company's headquarters are located in Davidson, North Carolina. The Company is currently developing the technology behind Soteria, which allows the user to activate certain safety technology features in a certain vehicle and monitor them from any location. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern
To fund operations through December 31, 2018, the Company has relied upon debt financing provided by a related party of the Company's Chief Executive Officer ("CEO"), debt financing provided by the CEO, proceeds from its Regulation Crowdfunding equity campaign which closed on April 3, 2017, proceeds from the issuance of convertible notes payable and through issuances of Series Seed Preferred Stock. The Company has yet to commence their intended operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. If the Company cannot raise additional short-term capital or if revenues grow more slowly than anticipated, the Company may consume all of the Company's cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm the Company's business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenues from its planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

The Company currently has limited sales and marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if it decides to market any of its current and future products and services. Developing a marketing and sales force is also time consuming and could delay launch of its future products and services. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. The Company's marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products and services may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and services and enhance the Company's current products and services on a timely and cost-effective basis. Further, the Company's products and services must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products and services or enhanced versions of existing products and services. Also, the Company may not be able to adapt new or enhanced products and services to emerging industry standards, and the Company's new products and services may not be favorably received. In addition, the Company may not have the capital resources to further the development of existing and/or new ones.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates relate the fair market value of options issued to consultants.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include accounts payable and accrued liabilities, accrued interest - related parties, and notes payable to related parties. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2018 and 2017. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the products/services have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Research and Development Costs
All research and development costs are charged to expense as incurred. In accordance with this policy, all costs associated with the design, development and testing of the Company's products have been expensed as incurred.

Stock-based Compensation
The Company accounts for its stock-based compensation in accordance with Accounting Standards Codification "ASC" 718, "Compensation - Stock Compensation". The Company accounts for all stock-based compensation using a fair-value method on the grant date and recognizes the fair value of each award as an expense over the requisite vesting period.

The Company follows ASC 505-50, "Equity-Based Payments to Non-Employees", for stock options and warrants issued to consultants and other non-employees. In accordance with ASC 505-50, these stock options and warrants issued as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The fair value of the equity instrument is revalued until the measurement date is established which is the date the performance requirements in the award are completed. The fair value of the instruments is recorded as compensation expense in general and administrative expense and additional paid-in capital over the period of performance.

Income Taxes
The Company follows ASC 740, Income Taxes for recording the provision for income taxes. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Tax law and rate changes are reflected in income in the period such changes are enacted. The Company records a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company includes interest and penalties related to income taxes, including unrecognized tax benefits, within the income tax provision.

The Company's income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcomes of examinations by tax authorities in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

The Company recognizes windfall tax benefits associated with share-based awards directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded. When assessing whether a tax benefit relating to share-based compensation has been realized, the Company follows the tax law ordering method, under which current year share-based compensation deductions are assumed to be utilized before net operating loss carryforwards and other tax attributes.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers" (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02 "Leases" (Topic 842), that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU No. 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the FASB Accounting Standards Codification ("ASC"). There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Since Inception, the Company's Founder and CEO has funded a significant portion of its operations through capital advances received from a related party or from the CEO.

On December 9, 2016, the Company and the related party entered into a $300,000, subsequently increased to $369,500, revolving promissory note for advances commencing on January 1, 2016. The note bears interest at 2% per annum with principal and interest was due on December 9, 2018. Subsequent to December 31, 2018, the promissory note was amended increasing the maximum amount borrowable to $700,431, increasing the interest rate increased to 5% per annum and the extending the due date of principal and interest to February 28, 2022. At the time of extension, total principal and interest due was $385,431. The Company subsequently has borrowed an additional $100,000 on the promissory note. In addition, the amended promissory note is convertible anytime by the holder into Series B common stock at a price determinable by the Company's board of directors. As of December 31, 2018 and 2017, this promissory note had a balance due of $369,500 and $369,500, respectively. As of December 31, 2018 and 2017, accrued interest on this promissory note included within accrued interest -related parties on the accompanying balance sheets was $14,737 and $7,437, respectively.

In addition, during 2017 the Company's CEO loaned monies under a revolving promissory note for which a maximum of $45,000 in borrowings was made available. The note bears interest at 2% per annum with principal and interest due on October 31, 2020. As of December 31, 2018 and 2017, principal amounts due were $14,305 and $10,820 respectively. As of December 31, 2018 and 2017, accrued interest on the promissory note included within accrued interest -related parties on the accompanying balance sheets was $347 and $44, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common and Preferred Stock

On December 9, 2016, the Company amended their articles of incorporation to increase the authorized shares of no par value common stock to 34,540,000 of which 17,270,000 were designated as Series A and 17,270,000 were designated as Series B. The Series A holder(s) receives one vote for each share held and the Series B is non-voting. In addition, the Series B are mandatorily convertible into public offering stock on a one to one basis upon the successful closing of a public offering. In addition, the Company authorized the issuance of 6,908,000 shares of no par value preferred stock for which no rights and preferences had been designated.

On June 15, 2018, the Company amended their articles of incorporation to designate 37,210 shares of the 6,908,000 authorized no par value preferred stock as Series Seed Preferred Stock ("Series Seed"). The remaining 6,870,790 shares remained undesignated.

The Series Seed have a the following rights and preferences:

Conversion rights – Each share of Series Seed outstanding is convertible at any time, at the option of the holder, into the number of Series A shares that results from dividing the original issue price of $10.75 by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of the Series Seed shall be entitled to receive dividends, when and if declared by the Board of Directors. No dividends have been declared or paid to date. The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the Series Seed have been paid or declared and set apart.

Liquidation rights – Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series Seed shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series Seed plus all unpaid dividends on the Series Seed. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series Seed at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the Series Seed, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights – The holders of Series Seed shall have the right to one vote for each share of Series A common stock into which such Series Seed could then be converted with the same voting rights and powers of Series A common shareholders, except with respect to the election of directors.

Other - As long as 25% of the Series Seed is outstanding the holders have the right to set borrowing limits (up to $1.0 million) among other restrictive preferences.

Convertible Notes Payable Converted into Series Seed Preferred Stock

During 2018, the Company issued convertible notes payable totaling $200,000. The convertible notes incurred interest at 8% per annum with a maturity date of June 7, 2018. At the option of the holder, the principal and any accrued interest outstanding after maturity were convertible into Series A common stock. If prior to maturity, the Company completed a qualified financing, then, the convertible notes were convertible into that financing at an 80% discount. On May 30, 2018, the convertible notes and accrued interest totaling $200,981 were converted into 18,679 shares of Series Seed Preferred Stock. The convertible notes were converted at a rate of $10.75 per share for which a discount wasn't provided.

Preferred Stock Offering

During the year ended December 31, 2018, the Company received proceeds of $49,998 from the sale of 4,651 shares of Series Seed.

Common Stock Offering

On December 8, 2016, the Company authorized an offering to sell equity of up to $1,000,000 with a minimum funding goal of $50,000 (the "Offering"). The Offering was conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and Regulation Crowdfunding promulgated thereunder. The Offering was hosted on the crowdfunding platform operated by StartEngine Capital, LLC ("StartEngine") pursuant to an agreement with StartEngine dated October 30, 2016. The agreement was for a period of six months. During the year ended December 31, 2017, the Company received net proceeds of $121,475 from the sale of 17,001 shares of Series B. The proceeds received were net of costs incurred in connection with the Offering.

NOTE 6 - INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2018 and 2017:

	2018	2017
Income tax benefit attributable to:		
Net loss	$ (47,766)	$ (110,730)
Permanent differences	5,474	38,002
Valuation allowance	42,291	72,728
Net provision for income tax	$ -	$ -

Net deferred tax assets consisted of the following components as of December 31, 2018 and 2017:

	2018	2017
Deferred tax asset attributable to:		
Net operating loss carryover	$ 115,019	$ 72,728
Valuation allowance	(115,019)	(72,728)
Net deferred tax asset	$ -	$ -

During the years ended December 31, 2018 and 2017, the valuation allowance increased by $42,291 and $72,728, respectively. At December 31, 2018, the Company had approximately $548,000 of federal and state gross net operating losses available. The net operating loss carry forwards, if not utilized, will begin to expire in 2037 for federal and state purposes.

Based on the available objective evidence, including the Company's limited operating history and current liabilities in excess of assets, management believes it is more likely than not that the net deferred tax assets at December 31, 2018 and 2017, will not be fully realizable. Due to the uncertainty surrounding realization of the deferred tax asset, the Company has provided a full valuation allowance against its net deferred tax assets at December 31, 2018 and 2017.

The Company files income tax returns in the U.S. and North Carolina. Income tax returns for fiscal years 2014 through 2018 remain open to examination by tax authorities in the U.S. The Company believes that it has made adequate provisions for all income tax uncertainties pertaining to these open tax years and that there are no current tax examinations in progress.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction.

NOTE 6 – STOCK OPTIONS

On January 25, 2016, the Company's Board of Directors approved the 2016 Stock Incentive Plan (the "Plan"). Under the terms of the Plan, employees, non-employee members of the Board of Directors and consultants are eligible to receive option grants. The maximum number of options that can be issued under the Plan is 86,350. As of December 31, 2018 and 2017, there were 25,704 and 25,704 options outstanding under the Plan and 60,646 and 60,646 available options remaining to be issued, respectively. Option awards generally vest over a two-year period. The Plan terminates upon the earliest of: (i) the expiration of the ten-year period measured from the date of the Board of Directors' acceptance of the Plan; (ii) the date on which all options available for issuance under the plan have been issued as vested common stock; or (iii) the termination of all outstanding options in connection with a corporate transaction. Upon the exercise of options, the Company will issue new shares of common stock.

In February 2016, the Company issued stock options awards to three individuals in the amount of 8,808 shares of Series B each in connection with service to the Company as advisors pursuant to separate advisor agreements. The shares are exercisable at approximately $0.012 per share with 12.5% of the total number of shares underlying the options vesting and becoming exercisable on the date that is three months from the date of issuance and 1/24th of the total number of shares underlying the options shall vest each month thereafter and expire in ten years.

In January 2017, the Company issued stock options awards to an individual in the amount of 8,808 shares of Series B with service to the Company as advisors pursuant to separate advisor agreements. The shares are exercisable at $10.00 per share vesting within four months of issuance and expire in ten years.

Option activity for the year ended December 31, 2018 is as follows:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2017	25,704	$	3.34	
Granted	-		-	
Exercised	-		-	
Canceled/forfeited	-		-	
Outstanding at December 31, 2018	25,704	$	3.34	7.45
Exercisable at December 31, 2018	25,704	$	3.15	7.43

The weighted average grant-date fair value of the Company's options during the year ended December 31, 2017 was approximately $10.00 per share.

In October 2016, the Company entered into an agreement with a third party for marketing services. Under the terms of the agreement, the Company is to pay the third party $12,500 per month for a period of six months and provide an additional advertising budget not to exceed $100,000. In December 2016, the agreement was modified to include warrants to purchase 1,750 shares of Series B. The warrants vest upon certain milestones and expire in ten years. The Company was expensing the value of these warrants over the expected period to which they expect the warrants to vest. The warrants were cancelled during the year ended December 31, 2017.

The fair value of each option and warrant award is estimated using the Black-Scholes valuation model. Assumptions used in calculating the fair value for the year ended December 31, 2017 was:

	December 31, 2017
Annual dividend yield	-
Expected life (years)	5.00
Risk-free interest rate	1.12%
Expected volatility	97%

Since the Company stock is not publicly traded, the Company determined the expected volatility based on price fluctuations of public companies in similar industries. The Company estimated the fair market value of the Series B common stock to be $10.00 based upon the recent sales price.

Compensation expense recorded related to options and warrants was $26,069 and $141,859 for the years ended December 31, 2018 and 2017, respectively. The expense is recorded with general and administrative expense on the accompanying statements of operations. As of December 31, 2018, the all compensation expense related to non-vested options and warrants was recognized.

NOTE 7 – SUBSEQUENT EVENTS

See Note 3 for disclosure of a subsequent event.

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 5, 2019, the completion date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ANNUAL REPORT FINANCIAL STATEMENT CERTIFICATION

I, Matthew Godley, certify that the financial statements of ITFT, Inc. included in this Form are tru and complete in all material respects.

_____/s/ Matthew Godley_____

Matthew Godley, Chief Executive Officer

April 5, 2019